UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-25929

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomasville Bancshares, Inc.

301 North Broad Street

Thomasville, Georgia 31792

REQUIRED INFORMATION

4.	Financials Statements and Schedules.

In accordance with Item 4 of the instructions to this Annual Report on Form 11-K, the financial statements and schedules for the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), are furnished herewith in lieu of the requirements of Items 1, 2, and 3 of this Form 11-K.

In addition, Item 4 of this Form 11-K requires that the financial statements of the Plan be examined by an independent public accountant to the extent required by ERISA. ERISA does not require employee benefit plans with less than 100 participants at the beginning of the plan year to have the financial statements examined. Whereas the Plan had less than 100 participants as of January 1, 2007, the financial statements furnished herewith have not been examined by an independent public accountant.

Exhibits.

No exhibits are filed with this Annual Report on Form 11-K.

Form 5500

Department of the Treasury

Internal Revenue Service

Department of Labor

Employee Benefits Security

Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee

Retirement Income Security Act of 1974 (ERISA) and sections 6047(e),

6057(b), and 6058(a) of the Internal Revenue Code (the Code).

Complete all entries in accordance with

the instructions to the Form 5500.

Official Use Only

OMB Nos. 1210-0110

1210-0089

2007

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2007 or fiscal plan year beginning , and ending ,

A This return/report is for:

(1) [ ] a multiemployer plan;

(2) [X] a single-employer plan (other than a multiple-employer plan);

(3) [ ] a multiple-employer plan; or

(4) [ ] a DFE (specify)

B This return/report is:

(1) [ ] the first return/report filed for the plan;

(2) [ ] an amended return/report;

(3) [ ] the final return/report filed for the plan;

(4) [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here [ ]

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) [ ]

Part II Basic Plan Information -- enter all requested information.

1a Name of plan

THOMASVILLE BANCSHARES, INC. 401 (K) PROFIT SHARING PLAN

1 b Three-digit plan number (PN) 001

1c Effective date of plan (mo., day, yr.) 01/01/1996

2a Plan sponsor’s name and address (employer, if for a single-employer plan)

(Address should include room or suite no.)

THOMASVILLE BANCSHARES, INC.

THOMASVILLE NATIONAL BANK

P.O. BOX 1999

THOMASVILLE GA 31799-1999

2b Employer Identification Number (EIN) 58-2184934

2c Sponsor’s telephone number 229-226-3300

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE /S/ HOLLIE LLOYD, GVP

Signature of plan administrator

6.16.08

Date

HOLLIE LLOYD, GVP

Type or print name of individual signing as plan administrator

SIGN HERE

/S/ HOLLIE LLOYD, GVP

Signature of employer/plan sponsor/DFE

6.16.08

Date

HOLLIE LLOYD, GVP

Type or print name of individual signing as employer, plan sponsor or DFE

For paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v10.1 Form 5500 (2007)

Form 5500 (2007) Page 2

Official Use Only

3a Plan administrator’s name and address (If same as plan sponsor, enter “Same”) SAME

3b Administrator’s EIN

3c Administrator’s telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor’s name

b EIN

c PN 9

5 Preparer information (optional) a Name (including firm name, if applicable) and address

b EIN

c Telephone number

6 Total number of participants at the beginning of the plan year. 6 68

7 Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)

a Active participants 7a 60

b Retired or separated participants receiving benefits 7b

c Other retired or separated participants entitled to future benefits 7c 16

d Subtotal. Add lines 7a, 7b, and 7c 7d 76

e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits 7e 0

f Total. Add lines 7d and 7e 7f 76

g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item) 7g 76

h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100%vested 7h 7

i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500) 7i 4

8 Benefits provided under the plan (complete 8a and 8b, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): [2E] [2F] [2G] [2J] [2K] [3E] [ ] [ ] [ ] [ ]

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions): [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]

9a Plan funding arrangement (check all that apply)

(1) [X] Insurance

(2) [ ] Code section 412(i) insurance contracts

(3) [X] Trust

(4) General assets of the sponsor

9b Plan benefit arrangement (check all that apply)

(1) [ ] Insurance

(2) [ ] Code section 412(i) insurance contracts

(3) [X] Trust

(4) [ ] General assets of the sponsor

Form 5500 (2007) Page 3

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1) [X] R (Retirement Plan Information)

(2) [ ] B (Actuarial Information)

(3) [ ] E (ESOP Annual Information)

(4) [ ] SSA (Separated Vested Participant Information)

b Financial Schedules

(1) [ ] H (Financial Information)

(2) [X] I (Financial Information - Small Plan)

(3) [X] 1 A (Insurance Information)

(4) [ ] C (Service Provider Information)

(5) [X] D (DFE/Participating Plan Information)

(6) [ ] G (Financial Transaction Schedules)

SCHEDULE A (Form 5500)

Department of the Treasury Internal Revenue Service

Department of Labor Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

File as an attachment to Form 5500.

Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning, and ending,

A Name of plan THOMASVILLE BANCSHARES, INC. 401(K) PROFIT SHARING

B Three-digit plan number 001

C Plan sponsor’s name as shown on line 2a of Form 5500 THOMASVILLE BANCSHARES, INC .

D Employer Identification Number 58-2184934

Part I Information Concerning Insurance Contract Coverage, Fees, and Commissions

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

(b) EIN 01-0233346

(c) NAIC code 65838

(d) Contract or Identification number 49681

(e) Approximate number of persons covered at end of policy or contract year 74

Policy or contract year

(f) From 01/01/2007

(g) To 12/31/2007

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commissions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid 5482

Total fees paid/amount 924

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v10.1 Schedule A(Form 5500) 2007

Schedule A (Form 5500) 2007 Page 2

Official Use Only

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

INVESTMENT PROFESSIONALS, INC.

325 NORTH BROAD STREET

THOMASVILLE GA 31792

(b) Amount of Commissions paid 5482

Fees paid

(c) Amount

(d) Purpose

(e) Organization code 3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

WRIGHT RETIREMENT SERVICES, L.L.C.

1009 NORTH PATTERSON STREET

VALDOSTA GA 31603-5385

(b) Amount of commissions paid 0

Fees paid

(c) Amount 924

(d) Purpose

TPA COMPENSATION

(e) Organization code 5

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid

Fees paid

(c) Amount

(d) Purpose

(e) Organization code

Schedule A (Form 5500) 2007 Page 3

Official Use Only

Part II

Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3 Current value of plan’s interest under this contract in the general account at year end 0

4 Current value of plan’s interest under this contract in separate accounts at year end 11183068

5 Contracts With Allocated Funds

a State the basis of premium rates

b Premiums paid to carrier

c Premiums due but unpaid at the end of the year

d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount

Specify nature of costs

e Type of contract (1) [ ] individual policies (2) [ ] group deferred annuity (3) [ ] other (specify)

f If contract purchased, in whole or in part, to distribute benefits from at terminating plan check here. [ ]

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract (1) [ ] deposit administration (2) [ ] immediate participation guarantee (3) [ ] guaranteed investment (4) [ ] other (specify below)

b Balance at the end of the previous year 0

c Additions:

(1) Contributions deposited during the year

(2) Dividends and credits

(3) Interest credited during the year

(4) Transferred from separate account

(5) Other (specify below)

(6) Total additions 0

d Total of balance and additions (add b and c(6)) 0

e Deductions:

(1) Disbursed from fund to pay benefits or purchase annuities during year

(2) Administration charge made by carrier

(3) Transferred to separate account

(4) Other (specify below)

(5) Total deductions 0

f Balance at the end of the current year (subtract e(5) from d) 0

Schedule A (Form 5500) 2007 Page 4

Official Use Only

Part III

Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

a [ ] Health (other than dental or vision) b [ ] Dental c [ ] Vision d [ ] Life Insurance

e [ ] Temporary disability (accident and sickness) f [ ] Long-term disability g [ ] Supplemental unemployment h [ ] Prescription Drug

i [ ] Stop loss (large deductible) j [ ] HMO contract k [ ] PPO contract l [ ] Indemnity contract

m [ ] Other (specify)

8 Experience-rated contracts

a Premiums:

(1) Amount received

(2) Increase (decrease) in amount due but unpaid.

(3) Increase (decrease) in unearned premium reserve.

(4) Earned ((1) + (2) - (3)) 0

b Benefit charges:

(1) Claims paid

(2) Increase (decrease) in claim reserves

(3) Incurred claims (add (1) and (2)) 0

(4) Claims charged

c Remainder of premium:

(1) Retention charges (on an accrual basis)

(A) Commissions

(B) Administrative service or other fees

(C) Other specific acquisition costs

(D) Other expenses

(E) Taxes

(F) Charges for risks or other contingencies

(G) Other retention charges

(H) Total retention 0

(2) Dividends or retroactive rate refunds. (These amounts were [ ] paid in cash, or [ ] credited.)

d Status of policyholder reserves at end of year:

(1) Amount held to provide benefits after retirement

(2) Claim reserves

(3) Other reserves

e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)

9 Nonexperience-rated contracts:

a Total premiums or subscription charges paid to carrier

b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount Specify nature of costs

SCHEDULE D (Form 5500)

Department of the Treasury Internal Revenue Service

Department of Labor Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

File as an Attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning , and ending

A Name of plan or DFE

THOMASVILLE BANCSHARES. INC. 401(K) PROFIT SHARING PLAN

B Three-digit plan number 001

C Plan or DFE sponsor’s name as shown on line 2a of Form 5500

THOMASVILLE BANCSHARES, INC.

D Employer Identification Number 158-2184934

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE JH LIFESTYLE AGGRESSIVE

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/ 000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-l2lE at end of year (see instructions) 191499

(a) Name of MTIA, CCT, PSA, or 103-12IE JH LIFESTYLE GROWTH

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-023 334 6 / 000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 594671

(a) Name of MTIA, CCT, PSA, or 103-12IE JH LIFESTYLE BALANCED

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/ 000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 177298

(a) Name of MTIA, CCT, PSA, or 103-12IE JH LIFESTYLE MODERATE

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 57306

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.

v10.1 Schedule D (Form 5500) 2007

Schedule D (Form 5500) 2007 Page 2

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE JH LIFESTYLE CONSERVATIVE

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 23870

(a) Name of MTIA, CCT, PSA, or 103-12IE JH ALLIANZ RCM TECH FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01- 0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH T. ROWE PRICE SCI & TECH

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH OPPENHEIMER DEVELOPING MKT

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1759

(a) Name of MTIA, CCT, PSA, or 103-12IE JH T. ROWE PRICE HEALTH SCI

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-l2lE at end of year (see instructions) 1635

(a) Name of MTIA, CCT, PSA, or 103-12IE EMERGING GROWTH FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

Schedule D (Form 5500) 2007 Page 2

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE JH AIM SMALL CAP GROWTH

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(C) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH EXPLORER

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH FRANKLIN SMALL-MID GROWTH

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH ROYCE OPPORTUNITY

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-02333461/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH JOHN HANCOCK SMALL CAP

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE SMALL CAP INDEX FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

Schedule D (Form 5500) 2007 Page 2

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN CENTURY VISTA

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH DWS MID CAP GROWTH

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH LEGG MASON GROWTH

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 871

(a) Name of MTIA, CCT, PSA, or 103-12IE JH LEGG PARTNERS AGG GROWTH

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE MID CAP STOCK FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3674

(a) Name of MTIA, CCT, PSA, or 103-l2IE JH ENERGY

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1721

Schedule D (Form 5500) 2007 Page 2

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE JH AIM CONSTELLATION

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12lE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH DAVIS FINANCIAL

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH COLUMBIA MARSICO INTL OPPS

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 781

(a) Name of MTIA, CCT, PSA, or 103-12IE JH TEMPLETON FOREIGN SMALL CO

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1431

(a) Name of MTIA, CCT, PSA, or 103-12IE INTL EQUITY INDEX FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 493

(a) Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN FUNDS EUROPACIFIC

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2817

Schedule D (Form 5500) 2007

Page 2 Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE INTERNATIONAL VALUE FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH OPPENHEIMER GLOBAL

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE QUANTITATIVE MID CAP FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE MID CAP INDEX FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH TEMPLETON WORLD

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01- 0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH JENNISON GROWTH

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

Schedule D (Form 5500) 2007

Page 2 Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN FUNDS GROWTH FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3857

(a) Name of MTIA, CCT, PSA, or 103-12IE JH JOHN HANCOCK U.S. GBL LEAD

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE QUANTITATIVE ALL CAP FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH EXCELSIOR VALUE & RESTRUCT

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2629

(a) Name of MTIA, CCT, PSA, or 103-12IE TOTAL STOCK MARKET INDEX FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH T. ROWE PRICE BLUE CHIP

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

Schedule D (Form 5500) 2007

Page 2 Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE JH LEGG MASON VALUE

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 659

(a) Name of MTIA, CCT, PSA, or 103-12IE JH BLACKROCK LARGE VALUE

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-023334 6/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-1PIE at end of year (see instructions) 2902

(a) Name of MTIA, CCT, PSA, or 103-12IE JH DOMINI SOCIAL EQUITY

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 19999

(a) Name of MTIA, CCT, PSA, or 103-l2lE JH JOHN HANCOCK CLASSIC VALUE

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH MFS UTILITIES

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH DWS RREEF REAL ESTATE

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01- 0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1449

Schedule D (Form 5500) 2007

Page 2 Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE SMALL CAP OPPORTUNITIES FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE SMALL CAP VALUE FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01- 0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE MID CAP VALUE FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH LORD ABBETT ALL VALUE

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH MUTUAL DISCOVERY

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01- 0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH FIDELITY ADVISOR DIV GRWTH

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

Schedule D (Form 5500) 2007

Page 2 Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE JH WEITZ PARTNERS VALUE

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01- 0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH MUTUAL BEACON

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1892

(a) Name of MTIA, CCT, PSA, or 103-12IE 500 INDEX FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01- 0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3661

(a) Name of MTIA, CCT, PSA, or 103-12IE JH DAVIS NEW YORK VENTURE

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 5005

(a) Name of MTIA, CCT, PSA, or 103-12IE JH UBS U.S. LARGE CAP EQUITY

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE QUANTITATIVE VALUE FUND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

Schedule D (Form 5500) 2007

Page 2 Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN FUNDS INV CO AM

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3830

(a) Name of MTIA, CCT, PSA, or 103-12IE JH T . ROWE PRICE EQUITY INC

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1900

(a) Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN FUNDS WASH MUTUAL

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-l2IE at end of year (see instructions) 3809

(a) Name of MTIA, CCT, PSA, or 103-12IE JH AMERICAN FUNDS AM BALANCED

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 473

(a) Name of MTIA, CCT, PSA, or 103-12IE JH PIMCO ALL ASSET

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH UBS GLOBAL ALLOCATION

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1892

Schedule D (Form 5500) 2007

Page 2 Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE JH LM PARTNERS GLB HIGH YIELD

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2103

(a) Name of MTIA, CCT, PSA, or 103-12IE JH JOHN HANCOCK STRATEGIC INC

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH T . ROWE PRICE SPECTRUM INC

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH PIMCO GLOBAL BOND

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE JH PlMCO TOTAL RETURN

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2014

(a) Name of MTIA, CCT, PSA, or 103-12IE JH PIMCO REAL RETURN

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2022

Schedule D (Form 5500) 2007

Page 2 Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE JH JOHN HANCOCK STABLE VAL

(b) Name of sponsor of entity listed in (a) JOHN HANCOCK USA

(c) EIN-PN 01-0233346/000

(d) Entity code P

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 63146

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN

(d) Entity code

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN

(d) Entity code

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN

(d) Entity code

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN

(d) Entity code

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN

(d) Entity code

(e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

Schedule D (Form 5500) 2007

Page 3 Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor

(c) EIN-PN

(a) Plan name

(b) Name of plan sponsor

(c) EIN-PN

(a) Plan name

(b) Name of plan sponsor

(c) EIN-PN

(a) Plan name

(b) Name of plan sponsor

(c) EIN-PN

(a) Plan name

(b) Name of plan sponsor

(c) EIN-PN

(a) Plan name

(b) Name of plan sponsor

(c) EIN-PN

(a) Plan name

(b) Name of plan sponsor

(c) EIN-PN

(a) Plan name

(b) Name of plan sponsor

(c) EIN-PN

SCHEDULE I (Form 5500)

Department of the Treasury Internal Revenue Service

Department of Labor Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information — Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

File as an Attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar year 2007 or fiscal plan year beginning , and ending ,

A Name of plan THOMASVILLE BANCSHARES, INC. 401 (K) PROFIT SHARING

B Three-digit plan number 001

C Plan sponsor’s name as shown on line 2a of Form 5500 THOMASVILLE BANCSHARES, INC.

D Employer Identification Number 58-2184934

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar.

1 Plan Assets and Liabilities: (a) Beginning of Year (b) End of Year

a Total plan assets la 1489757 1781409

b Total plan liabilities 1b

c Net plan assets (subtract line 1b from line la) 1c 1489757 1781409

2 Income, Expenses, and Transfers for this Plan Year: (a) Amount (b) Total a Contributions received or receivable

(1) Employers 2a(1) 117152

(2) Participants 2a(2) 163771

(3) Others (including rollovers) 2a(3) 315

b Noncash contributions 2b

c Other income 2c 32584

d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c) 2d 313822

e Benefits paid (including direct rollovers) 2e 22170

f Corrective distributions (see instructions) 2f

g Certain deemed distributions of participant loans (see instructions) 2g

h Other expenses 2h

i Total expenses (add lines 2e, 2f, 2g, and 2h) 2i 22170

j Net income (loss) (subtract line 2i from line 2d) 2j 291652

k Transfers to (from) the plan (see instructions) 2k 0

3. Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check “Yes” and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan’s interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

Yes No Amount

a Partnership/joint venture interests 3a X

b Employer real property 3b X

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v10.1 Schedule I (Form 5500) 2007

Schedule I (Form 5500) 2007 Page 2

Official Use Only

Yes No Amount

3c Real estate (other than employer real property) 3c X

d Employer securities 3d X

e Participant loans 3e X 8761

f Loans (other than to participants) 3f X

g Tangible personal property 3g X

Part II Transactions During Plan Year

4 During the plan year: Yes No Amount

a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL’s Voluntary Fiduciary Correction Program.) 4a X

b Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant’s account balance 4b X

c Were any leases to which the plan was a party in default or classified during the year as uncollectible? 4c X

d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.) 4d X

e Was the plan covered by a fidelity bond? 4e X 1000000

f Did the plan have a loss, whether or not reimbursed by the plan’s fidelity bond, that was caused by fraud or dishonesty? 4f X

g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? 4g X

h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? 4h X

i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest? 4i X 433776

j Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? 4j X

k Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA’s report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions. 4k X

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year [ ] Yes [X] No Amount

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.) 5b(1) Name of plan(s) 5b(2) EIN(s) 5b(3) PN(s)

SCHEDULE R (Form 5500)

Department of the Treasury Internal Revenue Service

Department of Labor Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

File as an Attachment to Form 5500

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection

For calendar year 2007 or fiscal plan year beginning , and ending ,

A Name of plan THOMASVILLE BANCSHARES , INC. 401 (K) PROFIT SHARING

B Three-digit plan number 001

C Plan sponsor’s name as shown on line 2a of Form 5500 THOMASVILLE BANCSHARES, INC.

D Employer Identification Number 58-2184934

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions 1 $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 01-0233346 58-2184934

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year 3

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? [ ] Yes [ ] No [ ] N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver > Month Day Year

If you completed line 5, complete lines 3,9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year 6a $

b Enter the amount contributed by the employer to the plan for this plan year 6b $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) 6c $

If you completed line 6c, skip lines 7 and 8 and complete line 9.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change?.. [ ] Yes [ ] No [ ] N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the “No” box. (See instructions) [ ] Increase [ ] Decrease [ ] No

Part IV Coverage (See Instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements.... [x] the ratio percentage test [ ] average benefit test

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v10.1 Schedule R (Form 5500) 2007

SCHEDULE SSA (Form 5500)

Department of the Treasury Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

File as an attachment to Form 5500 unless box 1 is checked.

Official Use Only

OMB No. 1210-0110

2007

This Form is NOT Open to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning , and ending ,

A Name of plan THOMASVILLE BANCSHARES, INC. 401 (K) PROFIT SHARING PLAN

B Three-digit plan number 001

C Plan sponsor’s name as shown on line 2a of Form 5500 THOMASVILLE BANCSHARES, INC.

D Employer Identification Number 58-2184934

1 [ ] Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2 Plan sponsor’s address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.) P.O. BOX 1999

City or town, state, and ZIP code THOMASVILLE GA 31799-1999

3a Name of plan administrator (if other than sponsor) SAME

3b Administrator’s EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE

Signature of plan administrator /s/ Hollie Lloyd, GVP

Phone number of plan administrator 229-226-3300 Date 6.16.08

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v10.1 Schedule SSA (Form 5500) 2007

Schedule SSA (Form 5500) 2007

Page 2 Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A - has not previously been reported.

Code B - has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C - has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D - has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

Use with entry code “A”, “B”, “C”, or “D” Use with entry code “A” or “B”

Enter code for nature and form of benefit Amount of vested benefit

(a) Entry Code

(b) Social Security Number

(c) Number of Participant (First) (M.I.) (Last)

(d) Type of annuity

(e) Payment frequency

(f) Defined benefit plan--periodic payment

A ###-##-#### NATALIE JONES A A

A ###-##-#### JAMEKA MCCASKILL A A

A ###-##-#### AMY SMITH A A

D ###-##-#### BRETT WHIDDON

Use with entry code “A” or “B”

Use with entry code “C”

Amount of vested benefit

Defined contribution plan

(a) Entry Code

(g) Units or shares

Share indicator

(h) Total value of account

(i) Previous sponsor’s employer identification number

(j) Previous plan number

A 6857.66

A 12205.41

A 1351.70

D

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

By:	Thomasville Bancshares, Inc., as Plan Administrator

/s/ Stephen H. Cheney
Stephen H. Cheney
President and Chief Executive Officer

Date: June 26, 2008